FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of
May, 2010

UNILEVER N.V.

(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ S G WILLIAMS By S G WILLIAMS SECRETARY

Date:
1 June, 2010

EXHIBIT INDEX
  -------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 1 June 2010

Exhibit 99

This Report on Form 6-K contains the following:
Exhibit 1:    Stock Exchange Announcement dated 6 May 2010 entitled 'Publication of Prospectus'
Exhibit 2:    Stock Exchange announcement dated 10 May 2010 entitled 'N.V. Preference Shares'

Exhibit 1:
Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Information Memorandum dated 6th May 2010 relating to a
U.S.$15,000,000,000 Debt Issuance Programme with Unilever N.V., Unilever
PLC and Unilever Japan Holdings K.K. as issuers.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4944L_-2010-5-6.pdf

For further information, please contact:

Unilever PLC
Unilever House
100 Victoria Embankment
Blackfriars
London EC4Y 0DY

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit 2:

POSITION OF MAJOR HOLDERS OF PREFERENCE SHARES ON PROPOSAL TO CANCEL AND BUY BACK EXISTING PREFERENCE SHARES
London, 10 May 2010. - On 29 March 2010, Unilever N.V. announced a proposal to its general meeting of shareholders to improve and simplify its corporate governance and capital structure. Unilever N.V. proposes to cancel the 4% Unilever N.V. cumulative preference shares and to seek authorisation to buy back its 6% en 7% Unilever N.V. cumulative preference shares. Unilever believes these actions will reduce the disproportionate voting rights in relation to the economic value.
Unilever N.V. now announces that it has been notified by the three major holders of these preference shares that they will vote against these proposals in tomorrow's Unilever N.V. general meeting of shareholders. They also do not intend to tender their preference shares in the proposed offer.

The position of these holders does not change Unilever N.V.'s proposals and given the anticipated wide support of other shareholders, Unilever N.V. is optimistic that the proposals will be approved by the general meeting of shareholders as a whole (although, as before, of course no certainty can be provided on matters within the remit of the Unilever shareholders).

Safe Harbour

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends', 'believes' or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, economic slowdown, industry consolidation, access to credit markets, recruitment levels, reputational risks, commodity prices, continued availability of raw materials, prioritisation of projects, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, consumer demands, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the 20-F Report and the Annual Report and Accounts 2009. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.